UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING
    SEC File Number: 001-35231
    CUSIP Number: 606710200

(Check One):     ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
EXPLANATORY NOTE
This Amendment No. 1 to Form 12b-25 amends the Form 12b-25 originally filed by Mitek Systems, Inc. on December 15, 2022 and is filed to correct our response to Item (3) of Part IV and the Form 12b-25 as so amended is restated in its entirety.

PART I
REGISTRANT INFORMATION
Mitek Systems, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
600 B Street, Suite 100
Address of Principal Executive Office (Street and Number)
San Diego, California 92101
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Mitek Systems, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended September 30, 2022 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reason described below.

As disclosed in the Company’s Current Report on Form 8-K filed on May 27, 2022, the Company received formal notice of the resignation of its previous independent registered public accounting firm, and as disclosed in the Form 8-K filed on July 18, 2022, engaged a new independent registered public accounting firm to act as the Company's independent auditor. As a result of the Company’s transition to a new independent registered public accounting firm and the delays related to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed on October 28, 2022 and the Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, filed on October 28, 2022, the Company needs additional time to complete its procedures related to the Form 10-K including compiling and analyzing supporting documentation in various areas that is necessary for the Company’s independent registered public accounting firm to complete its audit procedures relating to the Form 10-K. Additionally, the Company is also in the process of evaluating deficiencies identified in connection with its assessment of the effectiveness of its internal control over financial reporting as of September 30, 2022. The Company does not currently anticipate that it will be able to file the Form 10-K on or before the fifteenth calendar day following the prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-K as soon as possible.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Scott Marcus	(619)	269-6800
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                        ☑Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                            ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Forward-Looking Statements
This notification includes forward-looking statements. The word “will” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our financial results as a result of our independent registered public accounting firm completing its audit procedures relating to the Company’s Form 10-K, the ability of the Company and its independent registered public accounting firm to confirm information or data identified in the review, the Company’s ability to complete and file its periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Mitek Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2022	By: /s/ Frank Teruel
Frank Teruel Chief Financial Officer

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